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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934







                               Genta Incorporated
                     ---------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37245m207
                                -----------------
                                 (CUSIP Number)


                                  May 29, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [ x ]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)
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                                   Page 1 of 6

                              There are no Exhibits

CUSIP No.  37245m207


1)       Name of Reporting Person and its                           Aventis
         I.R.S. Identification Number
_____________________________________________________________________________

2)       Check the Appropriate Box if                               (a)[   ]
         a Member of a Group                                        (b)[ x ]
_____________________________________________________________________________

3)       SEC Use Only
_____________________________________________________________________________

4)       Citizenship or Place of Organization                       France
_____________________________________________________________________________

                           5)       Sole Voting Power               6,665,498
Number of                  __________________________________________________
Shares
Beneficially               6)       Shared Voting Power                     0
Owned by                   ___________________________________________________
Each
Reporting                  7)       Sole Dispositive Power          6,665,498
Person With___________________________________________________________________

                           8)       Shared Dispositive Power                0
______________________________________________________________________________

9)       Aggregate Amount Beneficially Owned                        6,665,498
         by Each Reporting Person
______________________________________________________________________________

10)      Check Box If the Aggregate Amount                                [  ]
         in Row (9) Excludes Certain Shares
______________________________________________________________________________

11)      Percent of Class Represented                                     9.1%
         by Amount in Row (9)
______________________________________________________________________________

12)      Type of Reporting Person                                           CO
______________________________________________________________________________

CUSIP No.  37245m207


ITEM 1(a).   NAME OF ISSUER:
---------    ---------------

             Genta Incorporated


ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
---------    -----------------------------------------------

             2 Connell Drive
             Berkeley Heights, New Jersey  07922


ITEM 2(a).   NAME OF PERSON FILING:
---------    ---------------------

             Aventis


ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
----------   -----------------------------------------------------------

             Aventis
             Espace Europeen de l' Entreprise
             16 avenue de l' Europe
             67300 Schiltigheim, France


ITEM 2(c).   CITIZENSHIP:
---------    -----------

             France


ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
---------    ----------------------------

             Common Stock, $.001 Par Value


ITEM 2(e):   CUSIP NUMBER:
---------    ------------
             37245m207




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CUSIP No.  37245m207


ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b)
------      ----------------------------------------------------------------

            Not Applicable


ITEM 4.    OWNERSHIP:
------     ---------

         (a): AMOUNT BENEFICIALLY OWNED:

              6,665,498 Shares Of Common Stock.

         (b): PERCENT OF CLASS:

              9.1% based on the number of shares outstanding as of May 10, 2002, as set forth in the Issuer's most recent periodic report

         (c): NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)   Sole power to vote or to direct the vote:         6,665,498

              (ii)  Shared power to vote or to direct the vote:               0

              (iii) Sole power to dispose or to direct the
                    disposition of:                                   6,665,498

              (iv)  Shared power to dispose or to direct the
                    disposition of:                                           0


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
------       --------------------------------------------

             Not Applicable


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
------       ---------------------------------------------------------------

             Not Applicable

CUSIP No.  37245m207


ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
------       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
             HOLDING COMPANY

             ---------------------------------------------------------

     Aventis (Ireland) Limited, a corporation organized under the laws of Ireland and a wholly-beneficially-owned subsidiary of Aventis, is the record owner of the securities to which this statement relates. Its address is Citywest Business Campus, Dublin 24, Ireland.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
------      ---------------------------------------------------------

            Not Applicable


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
------      -------------------------------

            Not Applicable


ITEM 10.     CERTIFICATION.
-------      -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned officer of Aventis (the "Reporting Person") hereby constitutes and appoints Gerald P. Belle, Edward
H. Stratemeier, and Owen K. Ball, Jr., or any of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution, for him and on his behalf and in his name, place, and stead, in any and all capacities, to sign, execute, and file this Schedule of Beneficial Ownership on Form 13G, as amended, and any or all amendments thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as he himself might or could do, if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

CUSIP No.  37245m207

                                    SIGNATURE
                                -----------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                AVENTIS



                                By:
                                     /S/ Dirk Oldenburg
                                     Executive Vice President
                                     General Counsel

Date: June 3, 2002